UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

November 2, 2006

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Total Pages: 17

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1. Press release entitled “Smith & Nephew Reports Q3 Results”, dated November 2, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: November 2, 2006	By:	/s/ Paul Chambers
Paul Chambers
Company Secretary

Item 1

Smith & Nephew plc 15 Adam Street London WC2N 6LA England	T 44 (0) 207 401 7646 F 44 (0) 207 960 2350 www.smith-nephew.com

Smith & Nephew Reports Q3 Results

2 November 2006

Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, announces its results for the third quarter ended 30 September 2006.

Q3 highlights

•     Q3 revenue up 10%* to $679 million, driven by new product success

•     Trading profit up 15% to $134 million

•     Q3 EPSA** up by 6% to 10.3¢**

•     Good performances across all Smith & Nephew divisions

–       Orthopaedic Reconstruction revenue up 13%, significantly outperforming the market

–       Orthopaedic Trauma revenue grows at an improved 15%

–       Endoscopy achieves increased revenue growth of 13%

–       Advanced Wound Management revenue grows at 1%, but up 5% after adjusting for the dilutive effect of DERMAGRAFT®

Year to date highlights

•     Group revenue up 7% to $2,008 million*

•     EPSA increased to 30.8¢**

Commenting on the third quarter, Sir Christopher O’Donnell, Chief Executive of Smith & Nephew, said:

“The third quarter results reflect stronger revenue growth across our business. The US market has shown signs of strengthening, and we were particularly encouraged to see a modest recovery in the US orthopaedic reconstruction market in the last quarter. However, a number of European countries remain challenging as a result of healthcare spending constraints.

“We again exceeded market growth in orthopaedics and, as expected, the strong new product launch programme has contributed to revenue growth across all our businesses during Q3, with BHRà and the LEGIONà and JOURNEYà knees leading the improvement. With the positive market reception given to these new products, we expect them to drive revenue growth through the fourth quarter, into 2007 and beyond.”

An analyst conference call to discuss the Company’s third quarter results will be held at 12.00 noon GMT / 7.00am EST today, Thursday 2 November. The conference call will be broadcast live on the web and will be available on demand shortly following the close of the call at http://www.smith-nephew.com/Q306. If interested parties are unable to connect to the web, a listen-only service is available by calling +44 (0)20 7806 1956 in the UK or +1 (718) 354 1389 in the US. Analysts should contact Samantha Hardy on +44 (0)20 7960 2257 or by email at samantha.hardy@smith-nephew.com for conference call details.

*	Unless otherwise specified as ‘reported’, all revenue increases throughout this document are underlying increases after adjusting for the effects of currency translation. See note 3 for a reconciliation of these measures to results reported under IFRS.
**	EPSA is stated before the restructuring and rationalisation costs, the fair value loss made on hedging the proceeds from the disposal of the joint venture, taxation thereon, amortisation of acquisition intangibles and the gain on the disposal of the joint venture. See note 2.

News

Enquiries

Investors
Adrian Hennah Chief Financial Officer Smith & Nephew	+44 (0) 20 7401 7646

Deborah Scott Corporate Affairs Smith & Nephew	+44 (0) 20 7960 2256

Media
David Yates Financial Dynamics – London	+44 (0) 20 7831 3113

Jonathan Birt Financial Dynamics – New York	+1 (212) 850 5634

Introduction

The third quarter results reflect stronger revenue growth across our business. The US market has shown signs of strengthening, and we were particularly encouraged to see a modest recovery in the US orthopaedic reconstruction market in the last quarter. However, a number of European countries remain challenging as a result of healthcare spending constraints.

We again exceeded market growth in orthopaedics and, as expected, the strong new product launch programme has contributed to revenue growth across all our businesses during Q3, with BHRà and the LEGIONà and JOURNEYà knees leading the improvement. With the positive market reception given to these new products, we expect them to drive revenue growth through the fourth quarter, into 2007 and beyond.

During the last twelve months we have invested substantially in several important product launches. Now these new products have been successfully introduced, we are increasing our focus on margin enhancement with a systematic review to identify areas for improvement across our businesses.

Third Quarter Results

Revenue in the quarter was $679 million. This represents growth of 11% as reported and an underlying growth of 10% after adjusting for movements in currency when compared to the same period last year.

Trading profit in the quarter was $134 million, representing growth of 15% as reported. Trading margin increased to 19.7%, and interest and finance income was $3 million. A tax charge of $40 million at the estimated rate for the year of 29.5% resulted in an attributable profit of $97 million before amortisation of acquisition intangibles of $4 million.

Earnings per share before the amortisation of acquisition intangibles were 10.3¢ (51.5¢ per American Depositary Share, “ADS”), which was 6% higher than in the prior year.

Orthopaedic Reconstruction

Reconstruction revenues at $219 million grew by 13% compared to the third quarter last year, well ahead of the global market. We had another improved quarter in the US with revenues growing at 14%, benefiting from the strong new product introductions. Outside the US, despite the continuation of difficult market conditions in Europe, growth at 11% signalled a return to double-digit growth through stronger results in most markets.

Knee revenue growth improved to 15% with the success of our LEGION Revision Knee System and JOURNEY Bi-Cruciate Stabilised Knee System introduced earlier this year. Within the US, revenue growth increased to 16% and outside the US revenues grew 13%.

Hip revenues grew by 11%, a significant improvement on the mid-single digit growth in the first half of 2006. Outside the US growth was 13%, within the US hip revenues grew 10%. The controlled introduction of the BHR system in the US is in line with our expectations, with 150 surgeons having been trained to date. We launched the EMPERIONà Modular Hip System ahead of schedule during the quarter and initial interest in the product has been encouraging.

There is nothing more to report on the subpoena Smith & Nephew received from the United States Department of Justice, Antitrust Division on 30 June this year. We continue to co-operate fully with any requests we receive.

Orthopaedic Trauma

Trauma revenue growth improved this quarter to 15% relative to the same period last year at $125 million. Growth in the US was 13% and growth outside the US was 18%, with particularly strong growth in Europe.

Fixation products grew in the US by 10% and outside the US by 16%. The quarter’s revenue growth in the US again benefited from the continued success of our PERI-LOCà Periarticular Locked Plating System for lower extremity indications and the launch of the upper extremity version took place in late Q3. In July, we launched the TRIGENà INTERTANà nail for femoral fractures and sales are progressing to plan. We were pleased with the further strengthening of our internal fixation portfolio by the launch of the TRIGEN Meta Nail and the recent favourable US court ruling against Synthes.

Clinical Therapies growth remained strong at 20% against the same period last year. Following the worldwide licensing agreement with Q-Med AB in Sweden that we signed in June, we have integrated the DUROLANE® single injection joint fluid therapy into the direct Smith & Nephew distribution network in parts of Europe and Canada. Smith & Nephew and Q-Med have also begun to work together toward a pre-market approval of the DUROLANE product in the US. The improved EXOGENà 4000+ low frequency ultrasound bone-healing device was successfully rolled-out during the quarter following FDA approval in Q2.

Endoscopy

Endoscopy revenue grew by an improved 13% to $161 million, with growth in the US of 14% and outside the US of 12%, compared with a year ago. Digital Operating Room sales were strong in the third quarter and, with an improved performance for our visualisation products, these two sectors combined grew by 20%.

Repair revenues continued to grow strongly at 22% helped by the successful introduction of the CALAXOà Osteoconductive Interference Screw and the BIORAPTORà Suture Anchor for the hip launched earlier in the year. More progress was made with our hip arthroscopy range during the quarter in this small but rapidly expanding new market sector. Recently the repair product range was further strengthened by the launch of the KINSAà Self-locking Suture Anchor for treating instability of the shoulder.

Smith & Nephew’s view that single-use shaver blades should not be reprocessed was reinforced by the publication of a peer-reviewed study conducted by Loma Linda University in California in the October issue of Arthroscopy: The Journal of Arthroscopic and Related Surgery. This study indicated that shaver blades cannot be cleaned effectively and reprocessed single-use only blades may pose health and safety risks to patients.

The integration of OsteoBiologics, Inc (“OBI”), acquired in July, is proceeding to plan. It is a powerful addition to our comprehensive arthroscopy knee product offering in the area of treating cartilage defects.

Advanced Wound Management

Advanced Wound Management revenues grew to $174 million, up 1% relative to the third quarter of last year. This was after a 4% dilution effect as a result of the exit from DERMAGRAFT® and its related products. After adjusting for this dilution, which principally affects US sales, we are pleased with the strong consecutive quarterly US growth achieved during the year. This quarter’s growth of 14% was again offset by slower growth of 2% outside the US, principally due to continuing healthcare cost pressures in the UK and Germany.

ALLEVYNà dressings had another strong quarter. Revenue increased by 10% with the contribution of European product launches in the last quarter of improved versions of ALLEVYN Adhesive and ALLEVYN Sacrum Dressing. Wound bed preparations, which includes our ACTICOATà antimicrobial silver dressings, grew by 12%, although increased low price competition adversely affected sales of ACTICOAT dressings. Our VERSAJETà hydrosurgical wound debrider benefited from the Q2 US FDA approval of expanded labelling to include burns indications and continues to grow rapidly.

Year to Date Results

Reported revenues increased by 7% to $2,008 million compared to the same period last year, with underlying growth at 7%.

Trading profit year to date was up 8% to $399 million. Trading margin was slightly ahead of the comparable period last year at 19.9%. Interest and finance income was $12 million. A tax charge of $120 million at the estimated rate for the year of 29.5% resulted in an adjusted attributable profit of $290 million before fair value loss, taxation thereon, the amortisation of acquisition intangibles of $8 million, and the gain on the disposal of the joint venture.

Earnings per share before the restructuring and rationalisation costs, the gain on disposal of the joint venture, fair value loss, taxation thereon, and the amortisation of acquisition intangibles was 30.8¢ (154.0¢ per American Depository Share “ADS”), marginally higher than last year’s comparator having been negatively impacted by the disposal of our joint venture with BSN and by the loss of net interest income deriving from the dollar/sterling interest rate differences. The total impact on EPSA growth of these one-off items was 7% to 8% year to date. Reported basic earnings per share were 65.1¢ (325.5¢ per ADS). A reconciliation of EPSA to reported earnings per share is provided in note 2 to the accounts.

Operating cash flow, defined as cash generated from operations less capital expenditure, was $145 million after $30 million of pension payments to reduce pension plan deficits. This is a trading profit to cash conversion ratio of 47%, before rationalisation and integration expenditure of $17 million and $24 million of funding of settlement payments to patients in respect of macrotexture revisions which are not being reimbursed by insurers, and compares with 48% a year ago.

Outlook

We reaffirm our guidance for the full year given at our interim results in July.

We are encouraged by the modest improvement in the US market growth rate in Orthopaedic Reconstruction, but European market conditions remain challenging. We are encouraged by the positive market reception and growth of our new products in the year to date and expect this to continue in the coming quarter and into 2007 and beyond.

About us

Smith & Nephew is a global medical technology business, specialising in Orthopaedic Reconstruction, Orthopaedic Trauma, Endoscopy and Advanced Wound Management products. Smith & Nephew is a global leader in arthroscopy and advanced wound management and is one of the leading global orthopaedics companies.

Smith & Nephew is dedicated to helping improve people’s lives. The Company prides itself on the strength of its relationships with its surgeons and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust. The Company has over 8,500 employees and operates in 33 countries around the world generating annual sales in excess of $2.6 billion.

Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. In particular, statements regarding expected revenue growth and trading margins discussed under “Outlook” are forward-looking statements as are discussions of our product pipeline. These statements, as well as the phrases “aim”, “plan”, “intend”, “anticipate”, “well-placed”, “believe”, “estimate”, “expect”, “target”, “consider” and similar expressions, are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors (including, but not limited to, the outcome of litigation, claims and regulatory approvals) that could cause the actual results, performance or achievements of Smith & Nephew, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew’s most recent annual report on Form 20F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Smith & Nephew as of the date hereof. All written or oral forward-looking statements attributable to Smith & Nephew or any person acting on behalf of Smith & Nephew are expressly qualified in their entirety by the foregoing. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement contained herein to reflect any change in Smith & Nephew’s expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

à	Trademark of Smith & Nephew. Certain names registered at the US Patent and Trademark Office.

DUROLANE® is a trademark of Q-Med AB.

DERMAGRAFT® is a trademark of Advanced BioHealing Inc.

SMITH & NEPHEW plc

2006 QUARTER THREE RESULTS

Unaudited Group Income Statement

for the 3 months and 9 months to 30 September 2006

3 Months 2005 A $m	3 Months 2006 $m		Notes	9 Months 2006 $m	9 Months 2005 A $m
612	679	Revenue	3	2,008	1,882
(161)	(173)	Cost of goods sold		(509)	(484)
(307)	(342)	Selling, general and administrative expenses		(1,011)	(941)
(27)	(30)	Research and development expenses		(89)	(87)

117	134	Trading profit	4	399	370
(44)	—	Restructuring and rationalisation costs	5	—	(44)
(2)	(4)	Amortisation of acquisition intangibles		(8)	(8)

71	130	Operating profit	4	391	318
10	4	Interest receivable		15	25
(8)	(2)	Interest payable		(7)	(18)
(2)	1	Other finance income/(costs)		4	(2)
—	—	Loss on hedge of the sale proceeds of the joint venture		(3)	—

71	133	Profit before taxation		400	323
(18)	(40)	Taxation	8	(120)	(95)

53	93	Profit from continuing operations		280	228
		Discontinued operations:
—	—	Net profit on disposal of the joint venture	9	332	—
9	—	Share of results of the joint venture	9	—	24

62	93	Attributable profit		612	252

		Earnings per share
		Including discontinued operations:
6.6 ¢	9.9 ¢	Basic		65.1 ¢	26.9 ¢
6.6 ¢	9.9 ¢	Diluted		64.8 ¢	26.7 ¢

		Excluding discontinued operations:
5.6 ¢	9.9 ¢	Basic		29.8 ¢	24.3 ¢
5.6 ¢	9.9 ¢	Diluted		29.7 ¢	24.1 ¢

A	As restated for the change in reporting currency from Sterling to US Dollars on 1 January 2006 – see Note 1.

Unaudited Group Statement of Recognised Income & Expense

for the 3 months and 9 months to 30 September 2006

3 Months 2005 A $m	3 Months 2006 $m		9 Months 2006 $m	9 Months 2005 A $m
(12)	(2)	Translation differences on foreign currency net investments	43	(106)
—	—	Cumulative translation adjustment on disposal of the joint venture	(14)	—
(3)	3	(Losses)/gains on cash flow hedges	(3)	16
37	(3)	Actuarial gains/(losses) on defined benefit pension plans	40	(3)
(12)	—	Taxation on items taken directly to equity	(13)	1

10	(2)	Net income/(expense) recognised directly in equity	53	(92)
62	93	Attributable profit	612	252

72	91	Total recognised income and expense	665	160

SMITH & NEPHEW plc

2006 QUARTER THREE RESULTS continued

Unaudited Group Balance Sheet as at 30 September 2006

31 Dec 2005 A $m		Notes	30 Sep 2006 $m	1 Oct 2005 A $m
	ASSETS
	Non-current assets
589	Property, plant and equipment		630	579
673	Intangible assets		813	673
10	Investments		10	10
—	Investment in joint venture		—	228
—	Non-current receivables		—	1
131	Deferred tax assets		104	138

1,403			1,557	1,629
	Current assets
610	Inventories		703	633
620	Trade and other receivables		636	572
10	Current asset derivatives		2	24
151	Cash and bank		304	120

1,391			1,645	1,349
218	Held for sale – investment in joint venture		—	—

3,012	TOTAL ASSETS		3,202	2,978

	EQUITY AND LIABILITIES
	Equity attributable to equity holders of the parent
203	Called up equity share capital		189	203
299	Share premium account		321	292
(4)	Own shares		(1)	(3)
984	Accumulated profits and other reserves		1,563	937

1,482	Total equity	11	2,072	1,429

	Non-current liabilities
211	Long-term borrowings		16	186
190	Retirement benefit obligation		123	256
16	Other payables due after one year		4	6
48	Provisions – due after one year		43	50
53	Deferred tax liabilities		45	57

518			231	555

	Current liabilities
227	Bank overdrafts and loans due within one year		137	208
452	Trade and other payables		447	471
91	Provisions – due within one year		56	67
29	Current liability derivatives		—	22
213	Current tax payable		259	226

1,012			899	994

1,530	Total liabilities		1,130	1,549

3,012	TOTAL EQUITY AND LIABILITIES		3,202	2,978

A	As restated for the change in reporting currency from Sterling to US Dollars on 1 January – see Note 1.

SMITH & NEPHEW plc

2006 QUARTER THREE RESULTS continued

Unaudited Condensed Group Cash Flow Statement

for the 3 months and 9 months to 30 September 2006

3 Months 2005 A $m	3 Months 2006 $m		9 Months 2006 $m	9 Months 2005 A $m
		Net cash inflow from operating activities
71	130	Operating profit	391	318
70	44	Depreciation, amortisation and impairment	121	142
4	4	Share based payment expense	13	11
(35)	(78)	Movement in working capital and provisions B	(195)	(180)

110	100	Cash generated from operations	330	291
2	2	Net interest received	8	7
(19)	(33)	Income taxes paid	(96)	(79)

93	69	Net cash inflow from operating activities	242	219

		Cash flows from investing activities
(1)	(75)	Acquisitions (net of Loan Notes issued of $18 million in 2006)	(82)	(18)
—	2	Cash acquired with acquisitions	2	—
—	(2)	Disposal of joint venture C	541	—
1	—	Dividends received from the joint venture C	—	12
(44)	(55)	Capital expenditure	(185)	(153)

(44)	(130)	Net cash used in investing activities	276	(159)

49	(61)	Cash flows before financing activities	518	60

		Cash flows from financing activities
2	3	Proceeds from issue of ordinary share capital	8	11
—	—	Equity dividends paid	(57)	(56)
(21)	(12)	Cash movements in borrowings	(275)	(8)
(10)	(2)	Settlement of currency swaps	(5)	(5)

(29)	(11)	Net cash used in financing activities	(329)	(58)

20	(72)	Net increase/(decrease) in cash and cash equivalents	189	2
21	329	Cash and cash equivalents at beginning of period	65	44
—	—	Exchange adjustments	3	(5)

41	257	Cash and cash equivalents at end of period D	257	41

A	As restated for the change in reporting currency from Sterling to US Dollars on 1 January – see Note 1.
B	After $24 million (2005 – $34 million) unreimbursed by insurers relating to macrotextured knee revisions, $17 million (2005 – $4 million) of outgoings on rationalisation, acquisition and divestment costs and payments to reduce pension plan deficits in 2006 of $30 million.
C	Discontinued operations accounted for $541 million (2005 – $12 million) of net cash flow from investing activities.
D	Cash and cash equivalents at the end of the period are net of overdrafts of $47 million (2005 – $79 million).

SMITH & NEPHEW plc

2006 QUARTER THREE RESULTS continued

NOTES

1.	Except as detailed below, the financial information for the three months and nine months has been prepared on the basis of the accounting policies set out in the full annual accounts of the Group for the year ended 31 December 2005.

As the Group’s principal assets and operations are in the US and the majority of its operations are conducted in US Dollars, the Group changed its reporting currency from Pounds Sterling to US Dollars with effect from 1 January 2006. This lowers the Group’s exposure to currency translation risk on its revenue, profits and equity. The Company redenominated its share capital into US Dollars on 23 January 2006 and will retain distributable reserves and declare dividends in US Dollars. Consequently, its functional currency became the US Dollar. Financial information for prior periods has been restated from Pounds Sterling into US Dollars in accordance with IAS 21.

The financial information contained in this document does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. The auditors have issued an unqualified opinion on the Group’s statutory financial statements for the year ended 31 December 2005, which have been delivered to the Registrar of Companies.

2.	In order to provide a trend measure of underlying performance, attributable profit is adjusted to exclude items which management consider may distort comparability. Such items arise from events or transactions that fall within the ordinary activities of the Group but which management believes should be separately identified to help explain trends as they are exceptional in nature or derive from specific accounting treatments.

Adjusted earnings per share (“EPSA”) has been calculated by dividing adjusted attributable profit by the weighted (basic) average number of ordinary shares in issue of 941 million (2005 – 938 million). The diluted weighted average number of ordinary shares in issue is 944 million (2005 – 944 million).

3 Months 2005 $m	3 Months 2006 $m		9 Months 2006 $m	9 Months 2005 $m
62	93	Attributable profit	612	252
		Adjustments:
2	4	Amortisation of acquisition intangibles	8	8
44	—	Restructuring and rationalisation costs	—	44
—	—	Net profit on disposal of the joint venture	(332)	—
—	—	Loss on hedge of the sale proceeds of the joint venture	3	—
(17)	—	Taxation on excluded items	(1)	(17)

91	97	Adjusted attributable profit	290	287

9.7¢	10.3¢	Adjusted earnings per share	30.8¢	30.6¢
9.6¢	10.3¢	Adjusted diluted earnings per share	30.7¢	30.4¢

SMITH & NEPHEW plc

2006 QUARTER THREE RESULTS continued

NOTES

3.	Revenue by segment for the three months and nine months to 30 September 2006 was as follows:

3 Months 2005 $m	3 Months 2006 $m		9 Months 2006 $m	9 Months 2005 $m	Underlying growth in revenue %
					3 Months	9 Months
		Revenue by business segment
193	219	Orthopaedic Reconstruction	668	616	13	9
109	125	Orthopaedic Trauma	356	319	15	12
141	161	Endoscopy	478	442	13	9
169	174	Advanced Wound Management	506	505	1	1

612	679		2,008	1,882	10	7

		Revenue by geographic market
302	337	United States	991	920	12	8
185	204	Europe E	624	597	6	5
125	138	Africa, Asia, Australasia & Other America	393	365	11	10

612	679		2,008	1,882	10	7

E	Includes United Kingdom nine months revenue of $183 million (2005 - $178 million) and three months revenue of $65 million (2005 – $58 million).

The Orthopaedics segment, that was reported in the full annual accounts of the Group for the year ended 31 December 2005, has been split into two segments: Orthopaedic Reconstruction and Orthopaedic Trauma.

Underlying revenue growth is calculated by eliminating the effects of translational currency. Reported growth reconciles to underlying growth as follows:

	Reported growth in revenue %	Foreign currency translation effect %	Underlying growth in revenue %
9 Months
Orthopaedic Reconstruction	8	1	9
Orthopaedic Trauma	12	—	12
Endoscopy	8	1	9
Advanced Wound Management	—	1	1

	7	—	7

3 Months
Orthopaedic Reconstruction	13	—	13
Orthopaedic Trauma	15	—	15
Endoscopy	14	(1)	13
Advanced Wound Management	3	(2)	1

	11	(1)	10

SMITH & NEPHEW plc

2006 QUARTER THREE RESULTS continued

NOTES

4.	Trading and operating profit by segment for the three months and nine months to 30 September 2006 was as follows:

3 Months 2005 $m	3 Months 2006 $m		9 Months 2006 $m	9 Months 2005 $m
		Trading Profit by business segment
44	52	Orthopaedic Reconstruction	170	155
22	24	Orthopaedic Trauma	67	63
25	28	Endoscopy	86	85
26	30	Advanced Wound Management	76	67

117	134		399	370

		Operating Profit by business segment
42	49	Orthopaedic Reconstruction	163	148
22	24	Orthopaedic Trauma	67	63
9	27	Endoscopy	85	68
(2)	30	Advanced Wound Management	76	39

71	130		391	318

5.	Restructuring and rationalisation costs in 2005 comprise a charge against Advanced Wound Management of $28 million relating to the decision to exit DERMAGRAFTà and related products and $16 million for the rationalisation of Endoscopy manufacturing facilities.

6.	On 10 July 2006, the Group acquired all of the share capital in OsteoBiologics, Inc., for a net consideration of $73 million (including $1 million of acquisition costs). The cost of the acquisition has been allocated provisionally as $45 million intangible fixed assets, $37 million goodwill, $11 million net deferred tax liability and other net assets of $2 million. The final fair value allocation will be determined by 31 December 2006.

7.	The cumulative number of revisions of the macrotextured knee product was 987 on 30 September 2006 compared with 978 at the end of Quarter Two 2006. This represents 33% of the total implanted. Settlements with patients have been achieved in respect of 888 revisions (Quarter Two 2006 – 843 settlements). Costs of $103 million are in dispute with insurers and are provided for in full. $51 million of provision remains to cover future settlement costs.

8.	Taxation of $121 million (2005 – $112 million) for the nine months on the profit before restructuring and rationalisation costs, amortisation of acquisition intangibles, the loss on hedge of the sale proceeds of the joint venture and discontinued operations is based on the full year estimated effective rate. In 2005, a taxation benefit of $17 million arose on the restructuring and rationalisation costs. Of the $120 million (2005 – $95 million) taxation charge for the nine months $96 million (2005 – $68 million) relates to overseas taxation.

9.	On 23 February 2006 the Group sold its 50% interest in the BSN joint venture for cash consideration of $562 million. The net profit of $332 million on the disposal of the joint venture is after a credit of $14 million for cumulative translation adjustments and $26 million of transaction costs. In 2005 the share of results of the joint venture for the nine months is after interest payable of $2 million and taxation of $11 million. The Group’s discontinued operations earnings per share for the nine months is: basic 35.3¢ (2005 – 2.6¢) and diluted 35.1¢ (2005 – 2.6¢).

10.	The 2005 second interim dividend of $57 million was paid on 12 May 2006. The first interim dividend for 2006 of 4.10 US cents per ordinary share was declared by the Board on 27 July 2006. UK shareholders will receive 2.21 pence per ordinary share. This is payable on 10 November 2006 to shareholders whose names appear on the register at the close of business on 20 October 2006. Shareholders may participate in the dividend re-investment plan.

SMITH & NEPHEW plc

2006 QUARTER THREE RESULTS continued

NOTES

11.	The movement in total equity for the nine months to 30 September 2006 was as follows:

	2006 $m	2005 $m
Opening equity as at 1 January	1,482	1,338
Attributable profit	612	252
Equity dividends paid or accrued	(96)	(91)
Exchange adjustments	29	(106)
(Losses)/gains on cash flow hedges	(3)	16
Actuarial gains/(losses) on defined benefit pension plans	40	(3)
Share based payment recognised in the income statement	13	11
Taxation on items taken directly to equity	(13)	1
Issue of ordinary share capital	8	11

Closing equity	2,072	1,429

12.	Net cash/(net debt) as at 30 September 2006 comprises:

	2006 $m	2005 $m
Cash and bank	304	120
Long-term borrowings	(16)	(186)
Bank overdrafts and loans due within one year	(137)	(208)
Net currency swap assets	2	2

	153	(272)

The movements in the nine months were as follows:

Opening net debt as at 1 January	(306)	(232)
Cash flows before financing activities	518	60
Loan Notes issued on acquisition	(18)	—
Proceeds from issue of ordinary share capital	8	11
Equity dividends paid	(57)	(56)
Exchange adjustments	8	(55)

Closing net cash/(net debt)	153	(272)

INDEPENDENT REVIEW REPORT TO SMITH & NEPHEW plc

Introduction

We have been instructed by the company to review the financial information for the three months and nine months ended 30 September 2006 which comprises Group Income Statement, Group Statement of Recognised Income and Expense, Group Balance Sheet, Condensed Group Cash Flow Statement and the related notes 1 to 12. We have read the other information contained in the interim report for quarter three and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with guidance contained in Bulletin 1999/4 ‘Review of interim financial information’ issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Directors’ Responsibilities

The interim report for quarter three, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report for quarter three in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed. The accounting policies are consistent with those that the directors intend to use in the next annual accounts.

Review Work Performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 ‘Review of interim financial information’ issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review Conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three months and nine months ended 30 September 2006.

Ernst & Young LLP

London

2 November 2006